SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
CNPJ/MF No. 42.150.391/0001-70
State Registration (NIRE) 29300006939

A Publicly-Held Company

NOTICE TO SHAREHOLDERS

     Pursuant to CVM/SEP Circular Letter No. 02/2018, Braskem S.A. (“Braskem” or “Company”) (Ticker B3: BRKM3, BRKM5 e BRKM6) notifies its shareholders and the general market that its shareholder SOJITZ CORPORATION (“Shareholder”), appointed to compose the slate of candidates in eventual separate election to be held, as effective and alternate members, respectively, of the Company’s Board of Directors of the Company, in the annual and extraordinary general meeting to be held on April 30, 2018 (“Meeting”), in which shareholders of common shares vote under the terms of the article 141, §4º, “I”, of Law No. 6,404, dated as of December 15, 1976, as amended (“Corporation Law”), if the quorum required for using such prerogative is verified, Mr. Satoshi Awaya and Mr. Shinichiro Aoki.

     The résumés of the candidates appointed by the Shareholder with the information requested in article 10 of CVM Ruling No. 481 are part of this notice to shareholders as per Exhibit I.

     Further, pursuant to the applicable legislation, the names and résumés of the candidates appointed by the Company’s controlling party and by Petróleo Brasileiro S.A. - Petrobras to compose the Company’s Board of Directors and Fiscal Council are included in the management proposal for the Meeting, made available to you at the Company’s office located at Rua Lemos Monteiro, 120 –24º andar - Butantã, in the City of São Paulo, State of São Paulo - CEP 05501-050, and resubmitted at the following websites http://www.braskem-ri.com.br/ and www.cvm.gov.br on April 10, 2018.

     Lastly, it must be stressed that an actual separate election of members of the Board of Directors, under the terms of article 141, §4º, of the Corporation Law, shall occur if the applicable legal requirements are fulfilled.

     The Company’s Investor Relations Department is at your disposal for any further clarifications you may need.

Camaçari, April 12, 2018.

Braskem S.A.
PEDRO VAN LANGENDONCK TEIXEIRA DE FREITAS
Investor Relations Officer

EXHIBIT I

Résumés and Further Information of the Candidates appointed by the Shareholder

(Remaining of the page left intentionally blank.
Documents are on the next pages.)

Résumé

General Information:

  Full Name: SATOSHI AWAYA
  Individual Taxpayer’s Register (CPF): 054.414.947-51
  Date of Birth: July 9, 1964
  Profession: Business Administrator
  Marital status with property ruling: Married/universal property ruling
  Body indicated: Board of Directors
  Elective position indicated: Effective Board Member
  Other positions and offices held at Braskem: No other positions or offices held at the Company.

Résumé — Professional Background:

SATOSHI AWAYA - CPF No. 054.414.947-51

Mr. SATOSHI AWAYA was appointed as candidate Member of the Board of Directors of Braskem by Sojitz Corporation. Between 1990 and 1998, he worked in the chemical and energy project area at “Nissho Iwai Corporation” (current “Sojitz Corporation”), exporting machinery and equipment, and facilitating the financial transactions among Japan, Europe and Latin America. He was transferred to Nissho Iwai do Brasil S.A. as Officer for the Petro-chemical Industry Department in March 1998, and accrued the position of board member at Trikem S.A. and Polialden Petroquimica S.A. (current “Braskem”) until 2003. In 2004 he was transferred to the parent company of Nissho Iwai Corporation in Tokyo, where he worked until December 2007. In January 2008, he was once again transferred to São Paulo, where he assumed the position of Vice Chairman of the Board of Directors of ETH Bioenergia S.A., and accrued the position of Bioenergy Officer at Sojitz do Brasil S.A. Since April 2015, he is the President of Sojitz do Brasil S.A.

Mr. SATOSHI AWAYA does not occupy an administration position in any third sector organization. The Candidate hereby declares that he does not have: (a) any criminal adverse decision; (b) any adverse decision in administrative proceedings of the Brazilian Securities Commission (CVM); and (c) any adverse decision rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The Candidate states that he is not a politically exposed person. Mr. SATOSHI AWAYA is an employee at Sojitz Corporation, Braskem’s supplier and buyer.

BRASKEM S.A.
Items 12.5 to 12.10 of the Reference Form

Candidate Appointed to the Board of Directors

12.5	Registration Data and professional experience:

Name	Date of Birth	Age	Profession
Satoshi Awaya	07/09/1964	53 years old	Business Administrator
Individual Taxpayers’ Register (CPF) or Passport (PAS)	Elective Position Held	Date of Election	Date of Investiture
054.414.947-51	Effective Member of the Board of Directors	04/30/2018	04/30/2018
Term of Office	Other positions held, and duties performed in the Company	Indication if elected by the Controller
2 years	Not applicable	No
Indication if an Independent Member		Number of consecutive Terms of Office
Yes
Professional Experience

Mr. Satoshi Awaya was appointed as candidate Member of the Board of Directors of Braskem by Sojitz Corporation. Between 1990 and 1998, he worked in the chemical and energy project area at “Nissho Iwai Corporation” (current “Sojitz Corporation”), exporting machinery and equipment, and facilitating the financial transactions among Japan, Europe and Latin America. He was transferred to Nissho Iwai do Brasil S.A. as Officer for the Petro-chemical Industry Department in March 1998, and accrued the position of board member at Trikem S.A. and Polialden Petroquimica S.A. (current “Braskem”) until 2003. In 2004 he was transferred to the parent company of Nissho Iwai Corporation in Tokyo, where he worked until December 2007. In January 2008, he was once again transferred to São Paulo, where he assumed the position of Vice Chairman of the Board of Directors of ETH Bioenergia S.A., and accrued the position of Bioenergy Officer at Sojitz do Brasil S.A. Since April 2015, he is the President of Sojitz do Brasil S.A.

Mr. Satoshi Awaya does not occupy an administration position in any third sector organization. The Candidate hereby declares that he does not have: (a) any criminal adverse sentence; (b) any adverse sentence in administrative proceedings of the Brazilian Securities Commission (CVM); and (c) any adverse decision rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The Candidate states that he is not a politically exposed person.

Criminal Record Certificate

Satoshi Awaya has not had any criminal conviction, any adverse award in administrative proceedings by the Brazilian Securities and Exchange Commission (CVM), or any conviction made final and unappealable, in the judicial or in the administrative sphere, which has suspended or disqualified the practice of professional or commercial activities.

12.6	Percentage of Participation in Meetings of the Board during the previous year, held by the respective body after investiture::

Board Member		Participation in Meetings (%)
Satoshi Awaya		Not applicable

12.7	The information set out in item 12.5 with	regard to the members of the bylaws

committees, as well as of the audit, risk, financial and compensation committees, even if such committees or bodies are provided for in the bylaws:

Not applicable, given that the appointed board member is not currently part of any committee.

12.8 Information of the work as member of the bylaws committees, as well as audit, risk,

financial and remuneration committees:

Not applicable, given that the appointed board member is not currently part of any committee.

12.9. Information regarding the existence of any relatives up to the 3rd degree, marital relationship or common law marriage, between:

a. Company administrators

There is no next-of-kin status between the members of the board of directors appointed among themselves.

b. ((i) Company administrators and (ii) administrators of directly or indirectly controlled companies of the Company

There is no next-of kin status between the appointed members of the board of directors and the managers and the members of the fiscal boards of companies controlled directly or indirectly by the Company.

c. (i) Company administrators or administrators of its directly or indirectly controlled companies and (ii) direct or indirect controlling companies of the Company

There is no next-of-kin status between the appointed members of the board of directors and the controlling companies of the Company

d. (i) Company administrators and (ii) administrators of direct or indirect controlling companies of the Company

There is no next-of kin status between the appointed members of the board of directors and the managers and the members of the fiscal board of direct or indirect controlling companies of the Company.

12.10.	Information on the subordination, service or control relationships maintained in the last 3 financial years, between the managers of the Company

a. company directly or indirectly controlled by the Company

Not applicable given that there is no subordination, service or control relationship between the appointed Member of the Board of Directors (other than the ones regarding the exercise of the attributions of their respective positions in the Company), the Company and the controlling companies of the Company.

b. direct or indirect controlling shareholder of the Company

Not applicable given that there is no subordination, service or control relationship between the appointed Member of the Board of Directors (other than the ones regarding the exercise of the attributions of their respective positions in the Company), the Company and the controlling companies of the Company.

c. if relevant, supplier, client, debtor or creditor of the Company, of its controlled or controlling companies or controlled companies of one of such persons

Not applicable given that there is no subordination, service or control relationship between the appointed Member of the Board of Directors (other than the ones regarding the exercise of the attributions of their respective positions in the Company), the Company, its controlling or controlled companies.

DECLARATION

I, SATOSHI AWAYA, Japanese citizen, married, administrator, bachelor of Arts, bearer of Identity Card (RG) No. V020169-X, enrolled with the CPF/MF under No. 054.414.947-51, with offices at Avenida Paulista, 1842 - CEP 01310-200 - São Paulo/SP, pursuant to article 2 of CVM Ruling No. 367/02, declare, under the penalties of law, that if I am elected to the position of Member of the Board of Directors of Braskem S.A., I will be able to sign the Deed of Investiture to which that rule refers, attesting that: (i) I am not prevented by a special law or sentenced due to a crime of bankruptcy, prevarication, bribe or kickback, graft, embezzlement, against the welfare, the public faith or property, or a criminal sanction that prohibits, even if temporarily, access to public positions, as set forth in article 147, paragraph 1 of Law 6,404/76; (ii) I have not been sentenced to a suspension or provisional incapacity penalty applied by the Brazilian Securities Exchange Commission, which makes me ineligible to exercise management duties inherent to a publicly-held company, as set forth in article 147, paragraph 2 of Law 6,404/76; (iii) I meet the unblemished reputation requirement established by paragraph 3 of article 147 of Law 6,404/76; (iv) I do not hold a position in a company that could be considered a competitor of the company, and I do not have nor represent an interest that conflicts with those of the company, as set forth in article 147, paragraph 3, items I and II of Law 6,404/76.

Lastly, I declare, under the penalties of law, pursuant to article 10 of CVM Ruling (ICVM) No. 481/09 (with wording given by ICVM No. 561/15) and pursuant to items 12.9 and 12.10 of the Reference form attached as Exhibit 24 of ICVM 552/14, that I have no relatives up to the 2nd degree in Braskem S.A., nor marital relationship or common-law marriage with the managers of Braskem S.A., its controlled or controlling entities.

São Paulo, April 12, 2018.

[signature]
SATOSHI AWAYA

Résumé

General Information:

  Full Name: SHINICHIRO AOKI
  Japanese passport: TK6180519, valid until January 16, 2022.
  Date of Birth: October 8, 1968
  Profession: Degree in International Politics
  Marital status with property ruling: Married/universal property ruling
  Body indicated: Board of Directors
  Elective position indicated: Alternate Board Member
  Other positions and offices held at Braskem: No other positions or offices held at the Company.

Résumé — Professional Background:

SHINICHIRO AOKI—Japanese passport: TK6180519

Mr. SHINICHIRO AOKI was appointed as candidate Alternate Member of the Board of Directors of Braskem by Sojitz Corporation. Mr. SHINICHIRO AOKI is the Vice President of the Chemicals division of Sojitz Corporation of America (NY, EUA) since 2015, where he is responsible for managing and developing aggregate value business in Americas. Between 2009 and 2015, he was the manager in the Chemical Department at Sojitz Corporation (Tokyo, Japan), being responsible for the marketing of methanol and its byproducts to the Asian countries. He also developed chemical gas projects and managed affiliated companies. Between 2004 and 2009, he worked at Sojitz Asia Pte. Ltd. (Singapore), as General Manager in the Chemicals and Plastic Department. From 2001 to 2004, he worked at Nissho Iwai International (S) Pte Ltd (Singapore) as manager of the Chemicals Department. From 1992 to 2001, he worked at Nissho Iwai Corporation (Tokyo, Japan) in the Organic Chemicals department.

In 1992 he graduated from the Aoyama Gakuin University, in Tokyo, Japan.

Mr. SHINICHIRO AOKI is an employee at Sojitz Corporation, Braskem’s supplier and buyer.

Mr. SHINICHIRO AOKI does not occupy an administration position in any third sector organization. The Candidate hereby declares that he does not have: (a) any criminal adverse sentence; (b) any adverse sentence in administrative proceedings of the Brazilian Securities Commission (CVM); and (c) any adverse decision rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The Candidate states that he is not a politically exposed person.

BRASKEM S.A.
Items 12.5 to 12.10 of the Reference Form

Candidate Appointed to the Board of Directors

12.5	Registration Data and professional experience:

Name	Date of Birth	Age	Profession
Shinichiro Aoki	10/08/1968	49 years old	Degree in International Politics
Individual Taxpayers’ Register (CPF) or Passport (PAS)	Elective Position Held	Date of Election	Date of Investiture
TK6180519	Alternate Member of the Board of Directors	04/30/2018	04/30/2018
Term of Office	Other positions held, and duties performed in the Company	Indication if elected by the Controller
2 years	Not applicable	No

Indication if an Independent Member		Number of consecutive Terms of Office
Yes
Professional Experience

Mr. Shinichiro Aoki was appointed as candidate Alternate Member of the Board of Directors of Braskem by Sojitz Corporation. Mr. SHINICHIRO AOKI is the Vice President of the Chemicals division of Sojitz Corporation of America (NY, EUA) since 2015, where he is responsible for managing and developing aggregate value business in Americas. Between 2009 and 2015, he was the manager in the Chemical Department at Sojitz Corporation (Tokyo, Japan), being responsible for the marketing of methanol and its byproducts to the Asian countries. He also developed chemical gas projects and managed affiliated companies. Between 2004 and 2009, he worked at Sojitz Asia Pte. Ltd. (Singapore), as General Manager in the Chemicals and Plastic Department. From 2001 to 2004, he worked at Nissho Iwai International (S) Pte Ltd (Singapore) as manager of the Chemicals Department. From 1992 to 2001, he worked at Nissho Iwai Corporation (Tokyo, Japan) in the Organic Chemicals department.

In 1992 he graduated from the Aoyama Gakuin University, in Tokyo, Japan.

Mr. Shinichiro Aoki does not occupy an administration position in any third sector organization. The Candidate hereby declares that he does not have: (a) any criminal adverse sentence; (b) any adverse sentence in administrative proceedings of the Brazilian Securities Commission (CVM); and (c) any adverse decision rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The Candidate states that he is not a politically exposed person.

Criminal Record Certificate

Shinichiro Aoki has not had any criminal conviction, any adverse award in administrative proceedings by the Brazilian Securities and Exchange Commission (CVM), or any conviction made final and unappealable, in the judicial or in the administrative sphere, which has suspended or disqualified the practice of professional or commercial activities.

12.6	Percentage of Participation in Meetings of the Board during the previous year, held by the respective body after investiture:

Board Member		Participation in Meetings (%)
Shinichiro Aoki		Not applicable

12.7	The information set out in item 12.5 with	regard to the members of the bylaws

committees, as well as of the audit, risk, financial and compensation committees, even if such committees or bodies are provided for in the bylaws:

Not applicable, given that the appointed board member is not currently part of any committee.

12.8 Information of the work as member of the bylaws committees, as well as audit, risk,

financial and remuneration committees:

Not applicable, given that the appointed board member is not currently part of any committee.

12.9. Information regarding the existence of any relatives up to the 3rd degree, marital relationship or common law marriage, between:

a. Company administrators

There is no next-of-kin status between the members of the board of directors appointed among themselves.

b. ((i) Company administrators and (ii) administrators of directly or indirectly controlled companies of the Company

There is no next-of kin status between the appointed members of the board of directors and the managers and the members of the fiscal boards of companies controlled directly or indirectly by the Company.

c. (i) Company administrators or administrators of its directly or indirectly controlled companies and (ii) direct or indirect controlling companies of the Company

There is no next-of-kin status between the appointed members of the board of directors and the controlling companies of the Company

d. (i) Company administrators and (ii) administrators of direct or indirect controlling companies of the Company

There is no next-of kin status between the appointed members of the board of directors and the managers and the members of the fiscal board of direct or indirect controlling companies of the Company.

12.10. Information on the subordination, service or control relationships maintained in the last 3 financial years, between the managers of the Company

a. company directly or indirectly controlled by the Company

Not applicable given that there is no subordination, service or control relationship between the appointed Member of the Board of Directors (other than the ones regarding the exercise of the attributions of their respective positions in the Company), the Company and the controlling companies of the Company.

b. direct or indirect controlling shareholder of the Company

Not applicable given that there is no subordination, service or control relationship between the appointed Member of the Board of Directors (other than the ones regarding the exercise of the attributions of their respective positions in the Company), the Company and the controlling companies of the Company.

c. if relevant, supplier, client, debtor or creditor of the Company, of its controlled or controlling companies or controlled companies of one of such persons

Not applicable given that there is no subordination, service or control relationship between the appointed Member of the Board of Directors (other than the ones regarding the exercise of the attributions of their respective positions in the Company), the Company, its controlling or controlled companies.

DECLARATION

I, SHINICHIRO AOKI, Japanese citizen, married, holder of a degree in International Policy, bearer of Japanese passport: No. TK6180519, valid until January 16, 2022, with offices at 1120 Avenue of the Américas, rk-ZIP Code 10036- New York, USA, pursuant to article 2 of CVM Ruling No. 367/02, declare, under the penalties of law, that if I am elected to the position of Member of the Board of Directors of Braskem S.A., I will be able to sign the Deed of Investiture to which that rule refers, attesting that: (i) I am not prevented by a special law or sentenced due to a crime of bankruptcy, prevarication, bribe or kickback, graft, embezzlement, against the welfare, the public faith or property, or a criminal sanction that prohibits, even if temporarily, access to public positions, as set forth in article 147, paragraph 1 of Law 6,404/76; (ii) I have not been sentenced to a suspension or provisional incapacity penalty applied by the Brazilian Securities Exchange Commission, which makes me ineligible to exercise management duties inherent to a publicly-held company, as set forth in article 147, paragraph 2 of Law 6,404/76; (iii) I meet the unblemished reputation requirement established by paragraph 3 of article 147 of Law 6,404/76; (iv) I do not hold a position in a company that could be considered a competitor of the company, and I do not have nor represent an interest that conflicts with those of the company, as set forth in article 147, paragraph 3, items I and II of Law 6,404/76.

Lastly, I declare, under the penalties of law, pursuant to article 10 of CVM Ruling (ICVM) No. 481/09 (with wording given by ICVM No. 561/15) and pursuant to items 12.9 and 12.10 of the Reference form attached as Exhibit 24 of ICVM 552/14, that I have no relatives up to the 2nd degree in Braskem S.A., nor marital relationship or common-law marriage with the managers of Braskem S.A., its controlled or controlling entities.

New York, April 10, 2018

[signature]
SHINICHIRO AOKI

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.